STAR BULK CARRIERS CORP.
7, Fragoklisias Street, 2nd floor
Maroussi 151 25
Athens, Greece
Telephone:  011-30-210-617-8400

                       October 29, 2008

BY EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Nolan McWilliams

Re:	Star Bulk Carriers Corp. Registration Statement on Form F-3 (No. 333-153304)

Ladies and Gentlemen:

The undersigned registrant hereby requests that the effectiveness of the above captioned Registration Statement on Form F-3 that was initially filed with the U.S. Securities and Exchange Commission (the “Commission”) on September 2, 2008 be accelerated so that it will be made effective at 1 p.m. New York City time on October 31, 2008, or as soon thereafter as practicable, pursuant to Rule 461(a) of the Securities Act of 1933, as amended.

The undersigned registrant hereby acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the undersigned registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the undersigned registrant may not assert the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours faithfully,

STAR BULK CARRIERS CORP.

By:	/s/ Prokopios (Akis) Tsirigakis
Name: Prokopios (Akis) Tsirigakis
Title: Chief Executive Officer and President